UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

NVE Corporation
(Exact name of registrant as specified in its charter)
Minnesota	000-12196	41-1424202
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

11409 Valley View Road, Eden Prairie, Minnesota	55344
(Address of principal executive offices)	(Zip Code)

  Curt A. Reynders, (952) 829-9217
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,  2014 .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
     Our Conflict Minerals Report for the year ended December 31, 2014 is filed herewith as Exhibit 1.01 and is available from our Website at: www.nve.com/ESG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NVE CORPORATION (Registrant) /s/ CURT A. REYNDERS By Curt A. Reynders Chief Financial Officer	May 28, 2015 (Date)

Section 2 – Exhibits

Item 2.01 Exhibits
Exhibit #	Description

1.01	Conflict Minerals Report as required by Item 1.01 of this Form